07026604

29 August 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

BY MAIL

SUPPL

Dear Sirs

RULE 12g3-2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing the Announcement released on 28 August 2007 for your information.

Kindly acknowledge receipt on the duplicate of this letter.

Yours faithfully
for UOL GROUP LIMITED

Foo Thiam Fong Wellington
Company Secretary

PROCESSED
SEP 2 1 2007
THOMSON
FINANCIAL

enc.

c.c. Mr Dennis Chung, The Bank of New York (Fax No. : 012 1 212 571 3050)

K:\4gracewong\letter\MEDIA\other announcements.doc
UOL/3.2.3/gw

dlw 9/18

华业集团有限公司
UOL Group Limited
Company Registration No. 196300438C
101 Thomson Road #33-00 United Square Singapore 307591
Tel: (65) 6255 0233 Fax: (65) 6252 9822

UOL GROUP LIMITED Company Registration No. 196300438C

ACQUISITION OF INTEREST IN P.T. SARINITOKYU HOTEL INTERNATIONAL

On 30 March 2007 and 25 June 2007 respectively, UOL Group Limited (the "**Company**") announced that it had entered into conditional agreements to acquire the following interests ("**Sale Shares**") in the share capital of P.T. Sarinitokyu Hotel International ("**PT Sarini**"), a company incorporated in Indonesia, from:-

a. Tokyu Corporation - 41.47%
b. Sojitz Corporation - 7.20%

(the "**Acquisitions**").

Completion of the Acquisitions is conditional upon certain conditions being fulfilled, including the waiver by existing shareholders of PT Sarini of their pre-emptive rights and the approval from the shareholders of PT Sarini at a shareholders' meeting to be convened. The Company has been informed that existing shareholders of PT Sarini had exercised their pre-emptive rights and nominated an Indonesian purchaser to acquire and complete its purchase of the Sale Shares. In the premises, the Company will not be proceeding with the Acquisitions.

Submitted by Foo Thiam Fong Wellington, Company Secretary on 28/08/2007 to the SGX

END